                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13-d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13-d-2(b)
                               (Amendment No. 1)*

                          PROVINCE HEALTHCARE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  743977-10-0
                         -----------------------------
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]       Rule 13d-1(b)

         [ ]       Rule 13d-1(c)

         [X]       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 743977-10-0                 13G                      PAGE 2 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)


           Golder, Thoma, Cressey, Rauner Fund IV, L.P.
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization


           Delaware
--------------------------------------------------------------------------------
                         5     Sole Voting Power

                               None (see item 4)
                      ----------------------------------------------------------
   Number of             6     Shared Voting Power
    Shares
 Beneficially                   501,258 (see item 4)
 Owned by Each        ----------------------------------------------------------
   Reporting             7     Sole Dispositive Power
  Person With
                               None (see item 4)
                      ----------------------------------------------------------
                         8     Shared Dispositive Power

                               501,258 (see item 4)
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           501,258 (see item 4)

--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           3.2%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 743977-10-0                 13G                      PAGE 3 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)


           GTCR IV, L.P.
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization


           Delaware
--------------------------------------------------------------------------------
                         5     Sole Voting Power

                               None (see item 4)
                      ----------------------------------------------------------
   Number of             6     Shared Voting Power
    Shares
 Beneficially                   501,258 (see item 4)
 Owned by Each        ----------------------------------------------------------
   Reporting             7     Sole Dispositive Power
  Person With
                               None (see item 4)
                      ----------------------------------------------------------
                         8     Shared Dispositive Power

                               501,258 (see item 4)
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           501,258 (see item 4)

--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           3.2%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 743977-10-0                 13G                      PAGE 4 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)


           Golder, Thoma, Cressey, Rauner, Inc.
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization


           Delaware
--------------------------------------------------------------------------------
                         5     Sole Voting Power

                               None (see item 4)
                      ----------------------------------------------------------
   Number of             6     Shared Voting Power
    Shares
 Beneficially                  501,258 (see item 4)
 Owned by Each        ----------------------------------------------------------
   Reporting             7     Sole Dispositive Power
  Person With
                               None (see item 4)
                      ----------------------------------------------------------
                         8     Shared Dispositive Power

                               501,258 (see item 4)
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           501,258 (see item 4)

--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           3.2%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

ITEM 1(A). Name of Issuer: Province Healthcare Company

ITEM 1(B). Address of Issuer's Principal Executive Offices: 105 Westwood
           Place, Suite 400, Brentwood, TN 37027

ITEM 2(A). Name of Person Filing: This statement is filed jointly by each of the following persons pursuant to Rule 13d-l(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR IV, L.P., a Delaware limited partnership, by virtue of its being the general partner of the Fund, and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of its being the general partner of GTCR IV. The Fund, GTCR IV, and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

           Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

ITEM 2(B). Address of Principal Business Office or, if None, Residence: 6100
           Sears Tower, Chicago, Illinois 60606-6402

ITEM 2(C). Citizenship: The Fund and GTCR IV are limited partnerships organized under the laws of the State of Delaware. GTCR Inc. is a corporation organized under the laws of the State of Delaware.

ITEM 2(D). Title OF CLASS OF Securities: Common Stock

ITEM 2(E). CUSIP NUMBER: 743977-10-0

ITEM 3.    NOT APPLICABLE

ITEM 4.    OWNERSHIP.

           (a) AMOUNT BENEFICIALLY OWNED:

           As of December 31, 1999, the Fund was the registered owner of 501,258 shares of the Issuer's Common Stock, or approximately 3.2% of the Common Stock outstanding as of December 31, 1999. By virtue of the relationship between the Fund and GTCR IV described in Item 2(a), GTCR IV may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in
           Item 2(a), GTCR Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund. GTCR IV and GTCR Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

           (b)        Percent of class: 3.2%

           (c)        Number of shares as to which such person has:

                      (i) Sole power to vote or to direct the vote - None (see item 4 (a))

                      (ii)       Shared power to vote or to direct the vote -
                                 501,258

                      (iii) Sole power to dispose or to direct the disposition of - None (see item 4 (a))

                      (iv) Shared power to dispose or to direct the disposition of - 501,258

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not applicable.

Item 8.    Identification and Classification of Members of the Group.

                      Not applicable.

Item 9.    Notice of Dissolution of Group.

                      Not applicable.

Item 10.   Certifications.

                      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000
                                   GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.


                                   By: GTCR IV, L.P., its general partner


                                   By: Golder, Thoma, Cressey, Rauner, Inc., its
                                       general partner


                                   By: /s/ Bruce V. Rauner
                                       -----------------------------------------
                                   Name:   Bruce V. Rauner
                                   Title:  Principal


                                   GTCR IV, L.P.


                                   By: Golder, Thoma, Cressey, Rauner, Inc., its
                                       general partner


                                   By: /s/ Bruce V. Rauner
                                       -----------------------------------------
                                   Name:   Bruce V. Rauner
                                   Title:  Principal


                                   GOLDER, THOMA, CRESSEY, RAUNER, INC.


                                   By: /s/ Bruce V. Rauner
                                       -----------------------------------------
                                   Name:   Bruce V. Rauner
                                   Title:  Principal


EXHIBIT

7.1 Agreement of Joint Filing, dated February 14, 2000, among Golder, Thoma, Cressey, Rauner Fund IV, L.P., GTCR IV, L.P., and Golder, Thoma, Cressey, Rauner, Inc.

                                   EXHIBIT 7.1

                            AGREEMENT OF JOINT FILING

Golder, Thoma, Cressey, Rauner Fund IV, L.P., GTCR IV, L.P., and Golder, Thoma, Cressey, Rauner, Inc. hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities and Exchange Act of 1934, as amended.

Dated:  February 14, 2000


GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.


By: GTCR IV, L.P., its general partner


By: Golder, Thoma, Cressey, Rauner, Inc., its
    general partner


By: /s/ Bruce V. Rauner
    -----------------------------------------
Name:   Bruce V. Rauner
Title:  Principal


GTCR IV, L.P.


By:      Golder, Thoma, Cressey, Rauner, Inc., its
         general partner


By: /s/ Bruce V. Rauner
    -----------------------------------------
Name:   Bruce V. Rauner
Title:  Principal


GOLDER, THOMA, CRESSEY, RAUNER, INC.


By: /s/ Bruce V. Rauner
    -----------------------------------------
Name:   Bruce V. Rauner
Title:  Principal